Exhibit 99.1

SanDisk Corporation

951 SanDisk Drive

Milpitas, CA 95035-7932

Phone: 408-801-1000

June 16, 2014

SanDisk Team:

I am excited to inform you that we announced this morning a definitive agreement to acquire Fusion-io, a pioneer in application acceleration flash solutions for $1.1 billion net of cash assumed.  Fusion-io is a recognized leader in PCIe-based storage solutions for the fast-growing enterprise SSD markets, and based on their latest reported quarter, has an annual revenue run-rate of approximately $400M.  Fusion-io brings to SanDisk broad hardware, software and system level technologies as well as new customers and channels, and a strong ecosystem of partners that complement our capabilities in these areas.  The acquisition is therefore an important strategic step for SanDisk as we can offer our customers an expanded portfolio of storage solutions supported by our vertical integration.

The acquisition is currently expected to close in SanDisk’s third fiscal quarter of 2014.   Fusion-io employees are located in several US locations, primarily Utah, California and Colorado, as well as in Europe and Asia.  We are excited to add Fusion-io’s talent to SanDisk at new locations in the US as it would also help broaden our ongoing recruitment efforts.  After closing, Lance Smith, who is currently Fusion-io’s president and chief operating officer, will take on a senior vice president and general manager role at SanDisk, leading the Fusion-io R&D and marketing teams, reporting to me.  The sales, operations and corporate functions will be integrated into our functional organizations.

More information about our acquisition of Fusion-io will be forthcoming in the coming weeks as we plan for the integration.

I look forward to leveraging the combined strengths of the two companies to provide even more value to our customers.  I ask everyone at SanDisk to welcome our new teammates to the company when this transaction closes and to assist with the integration process.

Please remember this is a public transaction and all external communications should come from authorized spokespeople only.

Sanjay

Additional Information

This communication does not constitute an offer to buy or a solicitation of an offer to sell any securities.  SanDisk has not yet commenced the tender offer for the shares of Fusion-io, Inc. at this time.  Upon commencement of the tender offer, SanDisk will file with the SEC a tender offer statement on Schedule TO and related exhibits (including the offer to purchase, the letter of transmittal and other related documents), and Fusion-io will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer.  Any definitive tender offer documents will be mailed to the stockholders of Fusion-io.  INVESTORS AND SECURITY HOLDERS OF FUSION-IO ARE STRONGLY URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by SanDisk through the website maintained by the SEC at http://www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements, including those relating to the commencement and closing of the tender offer and related transactions, the expected benefits, synergies and cost savings of SanDisk’s acquisition of Fusion-io, Inc., the growth of the enterprise storage market and SanDisk’s business in this space, the growth of SanDisk’s product portfolio, when SanDisk expects the acquisition to be accretive, and the expected timing of the closing of the acquisition, which are based on current expectations and involve numerous risks and uncertainties that may cause these forward-looking statements to be inaccurate.  The reader is cautioned not to place undue reliance on these forward-looking statements, which are not a guarantee of future performance and are subject to a number of uncertainties, risks, assumptions and other factors, many of which are outside the control of SanDisk Corporation and Fusion-io. Risks that may cause these forward-looking statements to be inaccurate include among others:  SanDisk may not receive sufficient tender of shares from Fusion-io’s stockholders to close the tender offer; SanDisk may not be able to effectively assimilate and integrate Fusion-io operations, personnel, technologies, products and information systems; SanDisk may experience delays in the timing and successful integration of Fusion-io and, accordingly, SanDisk may not achieve the expected benefits from the acquisition in a timely manner or at all; SanDisk may not be able to realize the expected cost savings or other synergies from the acquisition as expected, in a timely manner or at all; SanDisk may not be able to maintain and grow or maintain the customer relationships required to achieve its anticipated revenue and margins; Fusion-io’s products or technologies may not perform as expected or could fail to meet customer qualification requirements; the enterprise storage space may not grow as expected; Fusion-io’s key personnel may decide not to work for SanDisk for a long period after the acquisition, or at all; the integration of Fusion-io’s business, personnel and operations may disrupt SanDisk’s ongoing business, distract its management and employees, harm its reputation and increase its expenses; the announcement and pendency of the acquisition may make it more difficult to establish or maintain relationships with employees, customers, suppliers or other business partners of SanDisk or Fusion-io; SanDisk may incur one-time charges, increased contingent liabilities, adverse tax consequences, depreciation or deferred compensation charges, amortization of intangible assets or impairment of goodwill, which could harm its results of operations; the Fusion-io acquisition may not be consummated due to the failure to satisfy the various conditions to closing, including the need for regulatory clearance; and the other risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in SanDisk’s U.S. Securities and Exchange Commission (“SEC”) filings and reports, including, but not limited to, its Quarterly Report on Form 10-Q for the quarter ended March 30, 2014 and its Annual Report on Form 10-K for the fiscal year ended December 29, 2013, as well as the tender offer documents to be filed by SanDisk and the solicitation/recommendation statement to be filed by Fusion-io in connection with the tender offer.